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June 2, 2015

Via Federal Express and EDGAR John Dana Brown Attorney-Advisor Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Ceres, Inc.
Registration Statement on Form S-3 (File No. 333-204024)

Dear Mr. Brown:

On behalf of Ceres, Inc. (the “Company”), set forth below is the Company’s response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 27, 2015 relating to the Company’s registration statement on Form S-3 (File No. 333-204024) filed on May 8, 2015 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, the Staff’s comment is followed by the Company’s response to such comment.

Please read this letter in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1.

Signatures, page II-4

1.	Please revise your signature page to have your principal financial officer and principal accounting officer or controller sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed in the second signature block.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. J. Brown
Page 2	June 2, 2015

Response:

The Company has revised the signature page in response to the Staff’s comment and the Company Chief Financial Officer has signed Amendment No. 1 in his capacity as such. Please see page II -5 of Amendment No. 1.

*     *     *

The Company acknowledges that, when it requests acceleration of the effective date of the pending Registration Statement, it will provide a written statement acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 1 to Registration Statement, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours,

/s/ Danielle Carbone

Danielle Carbone

cc:	Tonya K. Aldave, Securities and Exchange Commission Paul Kuc, Ceres, Inc. Wilfriede van Assche, Ceres, Inc.

Enclosures